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                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [X] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: November 30, 2001                            +--------------+
                                                               | SEC File No. |
                [ ] Transition Report on Form 10-K             |  000-24569   |
                [ ] Transition Report on Form 20-F             |              |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                            CASH TECHNOLOGIES, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
  1434 West 11th Street
  Los Angeles, Ca 90015
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[ ] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

Cash Technologies, Inc. (the "Company") is unable to file its Form 10QSB for the fiscal quarter ended November 30, 2001 without unreasonable expense and effort due to its inability to finish the required financial statements for the quarter with sufficient time for management to review the financial statements and to prepare the management discussion and analysis. In addition, as previously reported, the Company recently retained a new accounting firm as its independent auditors and the new auditors have not had an opportunity to review the financial statements for the quarter.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Edmund King                          (213)                 745-2000
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [ ] Yes [X] No

     Form 10KSB for the fiscal year ended May 31, 2001 was not timely filed.

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                            Cash Technologies, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

                            CASH TECHNOLOGIES, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       January 14, 2002             By          /s/ Edmund King
    ------------------------------        --------------------------------------
                                           Edmund King, Chief Financial Officer
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Additional information and explanation regarding Part IV Response 3.

  The Company completed private offerings of equity securities of $200,000 in gross proceeds during the quarter ended November 30, 2001. As a result, the Company expects to reflect the issuance of the equity of this issuance in its financial statements for this period, which were not in existence during the similar fiscal quarter of 2000. In addition, for the quarter ended November 30, 2001 the Company had gross revenue of $4,463,088 and net revenue of $160,466 as compared to gross revenue of $4,640,742 and net revenue of $83,548 for the fiscal quarter of November 30, 2000. At November 30, 2001 Company's total liabilities were $10,781,683 as compared to $7,769,138 in the corresponding fiscal quarter of 2000.